UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*
99¢ ONLY STORES

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65440K106

(CUSIP Number)

Michael Gisser, Esq. Skadden Arps Slate Meagher & Flom, LLP 300 South Grand Avenue Suite 3228 Los Angeles, CA 90071 (213) 687-5213

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65440K106

1	NAMES OF REPORTING PERSONS David Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,065,3781
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,065,3781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,065,3781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The Reporting Persons may be deemed to be members of a group (as discussed in Item 5) with certain other beneficial owners of the Issuer’s shares who collectively own 3,372,054 shares.

CUSIP No.	65440K106

1	NAMES OF REPORTING PERSONS Sherry Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,065,3781
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,065,3781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,065,3781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The Reporting Persons may be deemed to be members of a group (as discussed in Item 5) with certain other beneficial owners of the Issuer’s shares who collectively own 3,372,054 shares.

CUSIP No.	65440K106

1	NAMES OF REPORTING PERSONS Howard Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,365,4761
	8	SHARED VOTING POWER 6,865,9731
	9	SOLE DISPOSITIVE POWER 2,365,4761
	10	SHARED DISPOSITIVE POWER 6,865,9731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,231,4491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The Reporting Persons may be deemed to be members of a group (as discussed in Item 5) with certain other beneficial owners of the Issuer’s shares who collectively own 3,372,054 shares.

CUSIP No.	65440K106

1	NAMES OF REPORTING PERSONS Jeff Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,565,4761
	8	SHARED VOTING POWER 7,665,9731
	9	SOLE DISPOSITIVE POWER 1,565,4761
	10	SHARED DISPOSITIVE POWER 7,665,9731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,231,4491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The Reporting Persons may be deemed to be members of a group (as discussed in Item 5) with certain other beneficial owners of the Issuer’s shares who collectively own 3,372,054 shares.

CUSIP No.	65440K106

1	NAMES OF REPORTING PERSONS Karen Schiffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,306,4551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,306,4551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,306,4551
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The Reporting Persons may be deemed to be members of a group (as discussed in Item 5) with certain other beneficial owners of the Issuer’s shares who collectively own 3,372,054 shares.

CUSIP No.	65440K106

1	NAMES OF REPORTING PERSONS Eric Schiffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,306,4551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,306,4551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,306,4551
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The Reporting Persons may be deemed to be members of a group (as discussed in Item 5) with certain other beneficial owners of the Issuer’s shares who collectively own 3,372,054 shares.

CUSIP No.	65440K106

1	NAMES OF REPORTING PERSONS Au Zone Investments #2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,865,9731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,865,9731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,865,9731
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1 The Reporting Persons may be deemed to be members of a group (as discussed in Item 5) with certain other beneficial owners of the Issuer’s shares who collectively own 3,372,054 shares.

CUSIP No.	65440K106

1	NAMES OF REPORTING PERSONS Au Zone Investments #3, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,865,9731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,865,9731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,865,9731
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

1 The Reporting Persons may be deemed to be members of a group (as discussed in Item 5) with certain other beneficial owners of the Issuer’s shares who collectively own 3,372,054 shares.

Item 1. Security and Issuer.

The name of the issuer is 99¢ Only Stores (the "Issuer"), and this schedule relates to the Issuer's common stock, no par value (the "Shares").  The address of the Issuer is 4000 Union Pacific Avenue, City of Commerce, California 90023.

Item 2. Identity and Background.

(a) The names of the persons filing this Schedule 13D are David Gold, Sherry Gold, Howard Gold, Jeff Gold, Karen Schiffer, Eric Schiffer, Au Zone Investments #2, L.P., a California limited partnership, and Au Zone Investments #3, LLC, a California limited liability company (collectively the "Reporting Persons" and each a "Reporting Person").

(b) The principal business address of the Reporting Persons is c/o 99¢ Only Stores, 4000 Union Pacific Avenue, City of Commerce, California 90023.

(c) David Gold is Chairman of the Board and is co-founder along with his wife, Sherry Gold, of the Issuer.  Howard Gold is Executive Vice President of Special Projects of the Issuer and is the son of David and Sherry Gold.  Jeff Gold is Director, President and Chief Operating Officer of the Issuer and is the son of David and Sherry Gold.  Karen Schiffer is a Senior Buyer of the Issuer and is the daughter of David and Sherry Gold.  Eric Schiffer is Director and Chief Executive Officer of the Issuer and spouse of Karen Schiffer.  The limited partners of Au Zone Investments #2 L.P. are David Gold, Sherry Gold, Howard Gold, Jeff Gold and Karen Schiffer.  Each of the limited partners of Au Zone Investments #2 L.P. owns a 20% interest in Au Zone Investments #3, LLC, which is the general partner of Au Zone Investments #2 L.P.  David Gold is the President  of Au Zone Investments # 3, LLC.

(d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Each of David Gold, Sherry Gold, Howard Gold, Jeff Gold, Karen Schiffer and Eric Schiffer is a United States citizen and Au Zone Investments #2, L.P. and Au Zone Investments #3, LLC each are organized under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

All of the Shares owned by the Reporting Persons were acquired prior to the registration of the Shares under Section 12 of the Securities Exchange Act of 1934 ("Exchange Act"), except for 150,000 Shares owned by each of Howard Gold, Jeff Gold, Karen Schiffer and Eric Schiffer which were acquired pursuant to option exercises in 2006 and 2007.  Personal funds were used to acquire all Shares owned by the Reporting Persons.  Certain of the Shares owned by Howard Gold, Jeff Gold, Karen Schiffer and Eric Schiffer were acquired by gift from David and Sherry Gold and the Shares beneficially owned by Au Zone Investments #2 L.P. and Au Zone Investments #3, LLC were acquired through contribution from the other Reporting Persons.

Item 4. Purpose of Transaction.

On March 10, 2011, Eric Schiffer and Leonard Green & Partners, L.P. ("LGP") submitted a letter (the "Letter") to the Board of Directors of the Issuer (the "Board") proposing a transaction in which the Reporting Persons, together with LGP, would acquire the Issuer in a “going private” transaction for $19.09 per share (the “Proposed Transaction”).  As part of the conversations that gave rise to the Letter, LGP and the Schiffer/Gold Family also had preliminary discussions regarding issues that would be addressed in a shareholders’ agreement should any agreement regarding the Proposed Transaction be reached in the future.  The complete text of the Letter is set forth below and filed hereto as Exhibit 99.2.

March 10, 2011

Board of Directors
99¢ Only Stores
4000 Union Pacific Avenue
City of Commerce, CA 90023

Gentlemen:

Members of the Schiffer/Gold Family together with Leonard Green & Partners, L.P. (“LGP”) (www.leonardgreen.com), a leading private equity firm whose qualifications are discussed below, would like to propose a “going private” transaction for 99¢ Only Stores (the “Company”).  We have devoted a substantial amount of time and resources preparing this proposal, and we believe it is at a price that the public shareholders would find compelling and on terms that would provide substantial assurance of closing on a timely basis.

Proposal and Financing
The purchase price for the Company’s shares would be $19.09 per share.  This valuation represents a 20% premium over the average closing share price during the past 90 days.  This per share price is higher than any reported trading price for the Company’s shares in more than six years.  We believe that it would be in the best interests of the Company and its shareholders to pursue a transaction at $19.09 per share.

We would expect to finance the transaction with a combination of debt and equity.  Members of the Schiffer/Gold Family are prepared to contribute a substantial portion of their existing equity ownership of the Company and expect to increase their pro forma percentage ownership of the Company.  LGP, as general partner of Green Equity Investors V, L.P., a limited partnership with, together with its related funds, $5.3 billion of committed capital, can commit 100% of the cash equity required to consummate the transaction.  LGP has received the requisite internal approvals to submit this proposal.

Conditions and Timing
Any transaction would be subject to: (a) completion of due diligence, including financial, legal, accounting and tax diligence; (b) receipt of financing commitments with respect to the financing necessary to complete this transaction; (c) negotiation of a satisfactory acquisition agreement with customary terms and conditions; (d) reaching agreement among members of the Schiffer/Gold Family and LGP with respect to the terms of a shareholders’ agreement; and (e) reaching agreements with the management of the Company with respect to their ongoing roles as managers of the Company.  We are prepared to commence work immediately to satisfy these conditions and are confident that the conditions can be satisfied expeditiously.

Due Diligence and Advisors
LGP would engage KPMG LLP to perform accounting due diligence prior to finalizing the acquisition proposal, and has retained Latham & Watkins LLP as its legal counsel.  The Schiffer/Gold Family has engaged Guggenheim Securities, LLC as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel.

No Binding Commitment
This letter does not constitute a binding commitment or obligation of either of the undersigned.  No commitment shall arise with respect to this acquisition proposal or a transaction unless and until such time as definitive documentation that is satisfactory to the undersigned and approved by the board of directors of the Company is executed and delivered, and then will be on the terms provided in such documentation.  In addition, the Schiffer/Gold Family has not made any commitment of exclusivity with LGP relating to a transaction.

Qualifications of Leonard Green & Partners, L.P.
LGP is the ideal partner to work with 99¢ Only Stores to become a private company.  Over the past fifteen years, LGP has successfully completed twelve “going private” transactions (with another in progress), demonstrating a history of success and substantial experience with this type of transaction.  LGP has demonstrated the willingness to pay full and fair prices to public shareholders.  Public companies that LGP has taken private include Leslie’s Poolmart, White Cap Industries, VCA Antech, PETCO Animal Supplies, Varsity Brands, FTD, Neiman Marcus, The Sports Authority, IMS Health, Prospect Medical and J.Crew.  Certainty of closing is obviously an important issue to sellers, and LGP has a long history of closing transactions in all types of economic and financial market environments.

LGP is the leading private equity firm focused on the retail industry, having completed more than 20 investments in the retail sector over a 21-year history, with twelve retailers currently in its portfolio, including Whole Foods Market, The Container Store, PETCO Animal Supplies, The Sports Authority, Neiman Marcus, Tire Rack, Jetro Cash & Carry, David’s Bridal, Leslie’s Poolmart, Tourneau, Rite Aid and J.Crew.  In addition, LGP’s current portfolio of leading retailers provides unique insight into the opportunities and challenges in the retail industry.

*  *  *  *  *

We would like to thank you once again for providing us with the opportunity to submit this proposal.  We are extraordinarily enthusiastic about this opportunity and we look forward to discussing it further.  If you have any questions, please feel free to call either Eric Schiffer or Jamie Halper.

Very truly yours,

/s/ Eric Schiffer
Eric Schiffer

LEONARD GREEN & PARTNERS, L.P.

By:           LGP Management, Inc.

By:           /s/ Jamie D. Halper
Jamie D. Halper

The Reporting Persons intend to have further discussions and other communications with LGP and the Issuer regarding the Proposed Transaction and may also have discussions and other communications with other persons or entities (including other shareholders of the Issuer) regarding the Proposed Transaction or any other transaction(s) involving the Issuer. In the course of such discussions and communications the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional Shares or other securities of the Issuer, or the disposition of Shares or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

The Reporting Persons also intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board and management of the Issuer, changes to the composition of the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions and/or pursue such options with respect to their investment in the Issuer as they deem appropriate under the circumstances.

Except to the extent that the Proposed Transaction or anything else described in this Item 4 may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5 hereof is hereby incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person, together with each other Reporting Person and LGP, may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to Shares of the Issuer.  However, each Reporting Person declares that the filing of this statement and anything else herein shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer, (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer or (iii) except as stated herein including the cover pages hereto, the beneficial owner of Shares owned by LGP or any other Reporting Person.  Entities affiliated with LGP own 3,372,054 Shares of the Issuer representing 4.8% of the outstanding Shares, according to a Schedule 13D filed by such entities on the date hereof.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) There were no transactions in the Shares that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of David Gold, Sherry Gold, Howard Gold, Jeff Gold and Karen Schiffer owns a 20% interest in Au Zone Investments #3, LLC, the general partner of Au Zone Investments #2, L.P., which in turn owns 6,865,973 Shares of the Issuer.  The affirmative vote of holders of a majority in interest of Au Zone Investments #3, LLC is required to vote and/or dispose of the Shares owned by Au Zone Investments #2, L.P.

Of the 9,231,449 Shares beneficially owned by Jeff Gold, 800,000 of such Shares are owned by Mr. Gold jointly with his wife, Snunit Ben-Ozer, as community property.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1 and the Letter attached as Exhibit 99.2, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the Shares or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)
99.2	Letter to the Board of Directors of 99 Cents Only Stores, dated March 10, 2010 (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2011	/s/ David Gold
David Gold

Dated: March 16, 2011	/s/ Sherry Gold
Sherry Gold

Dated: March 16, 2011	/s/ Howard Gold
Howard Gold

Dated: March 16, 2011	/s/ Jeff Gold
Jeff Gold

Dated: March 16, 2011	/s/ Eric Schiffer
Eric Schiffer

Dated: March 16, 2011	/s/ Karen Schiffer
Karen Schiffer

Dated: March 16, 2011	Au Zone Investment #2, L.P.

	By:	AU Zone Investments #3, LLC
	Its:	General Partner

	By:	/s/ David Gold
	Name:	David Gold
	Title:	President

Dated: March 16, 2011	Au Zone Investment #3, LLC

	By:	/s/ David Gold
	Name:	David Gold
	Title:	President

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)
99.2	Letter to the Board of Directors of 99 Cents Only Stores, dated March 10, 2010 (furnished herewith)